EXHIBIT 99.1
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FOR IMMEDIATE RELEASE                                               16 June 2003


                              WPP GROUP PLC ("WPP")

            WPP acquires stake in Mediapro, the European media group


WPP announces that it has acquired a 30% stake in the share capital of the Mediapro Group, the media group with activities in Spain, France, Portugal, Netherlands, USA and Hungary. Mediapro's activities include the negotiation of television rights, production, transmission, content and distribution.

Founded in 1994, Mediapro, which is headquartered in Spain, employs 1,000 people and had revenues of 160 million euro for the year ended 31 December 2002 and net assets of 58 million euro as at the same date.

Mediapro's clients include: Sport Five, Sogecable, DTS Via Digital, Canal + France, Sport TV Portugal and the major Spanish, Portuguese and French television stations.

The acquisition of Mediapro strengthens WPP's media investment management interests, and continues the company's strategy of strengthening its networks in important markets and sectors.

For further information, please contact:

Feona McEwan, WPP
T: +44 20 7408 2204

www.wpp.com


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